SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Rua São José nº 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001-04

COMPANHIA SIDERURGICA NACIONAL (“CSN”) (BOVESPA: CSNA3; NYSE: SID), as a complement to the Notice to the Market released on April 24, 2009, and in the scope of the agreement entered into by CSN and Vale S.A. (“Vale”) for the purpose of terminating all pending matters between the two companies (“Agreement”), informs its shareholders and the market that the Mutual Release Agreement, related to Crossed Shareholdings Obligations and the Casa de Pedra Contract (“Shareholders’ Ratification”) was singed by CSN, Vicunha Siderurgia S.A., Textília S.A. and the controlling shareholders of Vale, namely Previ, Litel and Bradespar.

With the Shareholders’ Ratification, the resolutory condition set forth in the Agreement has been excluded, making the Agreement between CSN and Vale definite, with (i) the effective renounce of the rights on which the law suits between CSN and Vale are based, which have been suspended since April 24, 2009, and (ii) the confirmation of new terms and conditions that will rule the commercial relations between the parties, as mentioned in the Notice to the Market dated April 24, 2009.

Rio de Janeiro, May 26, 2009
Paulo Penido Pinto Marques
Investor Relations Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.